UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

Exhibit No.	Description of Document

5(a)	Opinion of CMS Wistrand Advokatbyrå Stockholm KB, Swedish counsel to SEK, relating to SEK’s issuance of US$1,500,000,000 aggregate principal amount of the Medium-Term Notes, Series H, identified as 3.625% Notes due March 12, 2029.

5(b)	Opinion of Cleary Gottlieb Steen & Hamilton LLP relating to SEK’s issuance of US$1,500,000,000 aggregate principal amount of the Medium-Term Notes, Series H, identified as 3.625% Notes due March 12, 2029.

23(a)	Consent of CMS Wistrand Advokatbyrå Stockholm KB (included in Exhibit 5(a)).

23(b)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5(b)).

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Louise Bergström
Louise Bergström, Authorized Signatory

By:	/s/ Ann-Marie Ahlén Fihlman
Ann-Marie Ahlén Fihlman, Director

Dated: March 12, 2026